EXHIBIT 99.21
CONSENT OF EXPERT
I, Colin Webster, do hereby consent to the inclusion of my name and the information that I have approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form (the “AIF”) of Alamos Gold Inc. (the “Company”) and Annual Report on Form 40-F of the Company for the year ended December 31, 2025, filed with the United States Securities and Exchange Commission, and any amendments thereto, and the incorporation by reference into the Registration Statements on Form F-10 (Registration No. 333-289416), Form F-3 (Registration No. 333-236697) and Form S-8 (Registration Nos. 333-206182 and 333-280913) of the Company filed with the United States Securities and Exchange Commission, of the Company’s AIF and Annual Report on Form 40-F.

Dated: March 26, 2026

By:     /s/ Colin Webster
Name:    Colin Webster